Exhibit 99.1

Caesarstone Reports Third Quarter 2026 Financial Results

- Revenue of $96.3 Million and Gross Margin of 25.4% -

- Net loss of $56.1 million reflecting $46.8 Million Related to California Jury Verdict -

- Adjusted Net loss of $1.6 million and Delivers Near Breakeven Adjusted EBITDA -

MP MENASHE, Israel - November 11, 2026 - Caesarstone Ltd. (NASDAQ: CSTE), a leading developer and manufacturer of high-quality engineered surfaces, today reported financial results for its third quarter ended September 30, 2026.

Yos Shiran, Caesarstone’s Chief Executive Officer commented, “Our underlying business performed well as we continued to execute our strategic plan. Gross margin improved year-over-year for the third consecutive quarter, reaching 25.4%. We also delivered near breakeven Adjusted EBITDA reflecting the benefits of our optimized production network and the cost savings from our restructuring plan. While the U.S. market remains soft, we saw stabilization in Canada and continued growth in Australia as we rebuild our position in that important market. Separately, we strongly disagree with the recent jury verdict in California and will consider our available post-trial remedies as we evaluate its impact on our business.”

Third Quarter 2026 Results

Revenue in the third quarter of 2026 was $96.3 million compared to $102.1 million in the prior year quarter. On a constant currency basis, third quarter revenue was lower by approximately 7.2% year-over-year, reflecting continued softness in global demand and competitive pressures, particularly in the U.S., partially offset by strength in Australia.

Gross margin in the third quarter of 2026 was 25.4% compared to 17.3% in the prior year quarter. Adjusted gross margin in the third quarter was 26.9%, compared to 17.3% in the prior year quarter. The improvement in gross margin mainly reflects the realization of cost savings associated with the Company’s transition to its global network of production partners following the closure of its Bar-Lev facility. The third quarter also benefited from a refund received on account of previously paid U.S. IEEPA tariffs.

Operating expenses in the third quarter of 2026 were $81.4 million, or 84.6% of revenue, compared to $33.7 million, or 33.0% of revenue in the prior year quarter. The year-over-year difference primarily reflects higher legal settlements and loss contingencies which includes the impact of the recent California jury verdict. Excluding legal settlements and loss contingencies and impairment and restructuring expenses, operating expenses were 28.8% of revenue compared to 29.1% in the prior year quarter.

Operating loss in the third quarter of 2026 was $56.9 million compared to an operating loss of $16.0 million in the prior year quarter. The decline was primarily driven by higher operating expenses primarily related to legal settlements and loss contingencies.

Adjusted EBITDA in the third quarter of 2026, which excludes expenses for non-cash share-based compensation, legal settlements and loss contingencies, impairment and restructuring charges and other non-recurring items, was a loss of $0.1 million compared to a loss of $7.9 million in the prior year quarter. The improvement primarily reflects higher gross margin and the benefits of the Company’s cost savings initiatives.

Finance income in the third quarter of 2026 was $1.2 million compared to finance expenses of $1.8 million in the prior year quarter. The difference primarily reflects foreign currency exchange rate fluctuations.

Net loss attributable to controlling interest for the third quarter of 2026 was $56.1 million, compared to $18.1 million in the prior year quarter. Net loss per share for the third quarter of 2026 was $1.62 compared to a net loss per share of $0.52 in the prior year quarter. Adjusted diluted net loss per share for the third quarter was $0.05 on 35.0 million shares, compared to an Adjusted diluted net loss per share of $0.40 in the prior year quarter on 34.6 million shares.

Balance Sheet & Liquidity

As of September 30, 2026, the Company’s balance sheet included cash, cash equivalents and short-term bank deposits of $50.7 million and no debt to financial institutions compared to a net cash position of $51.8 million as of June 30, 2026.

U.S. Tariffs Update

The Company continues to monitor the impact of existing and proposed U.S. tariffs affecting various countries and product categories, that are currently in a wide range on the majority of products imported into the U.S. Approximately 40% of the Company’s revenues during the three months ended September 30, 2026 were generated in the U.S. market, served by the Company’s global production network.

In addition to other tariffs, on July 31, 2026, the U.S. Administration issued its final determination imposing a four-year tariff-rate quota on imports of quartz surface products, effective August 15, 2026. During the first year, the industry’s covered imports within an annual quota of approximately 13.0 million square meters, assessed quarterly, will be subject to an additional 25% tariff, while imports exceeding the quota will be subject to an additional 50% tariff. During the subsequent three years, the tariff rates will gradually decline, while the annual quota will gradually increase.

The Company estimates the annualized impact of the additional tariffs under the tariff-rate quota, which apply on top of existing tariffs, to be in the range of $10.0 million to $15.0 million. The Company implemented pricing actions in the U.S. in September 2026 and is evaluating further supply-chain and sourcing actions to mitigate the impact of these tariffs.

Legal Proceedings Update

Caesarstone Ltd. (the “Company”) and its subsidiaries, including Caesarstone USA, Inc., are defendants in approximately 870 individual suits alleging injuries related to exposure to silica particles while fabricating the Company’s products, including approximately 670 claims in the U.S. The Company is unable to estimate the potential exposure related to the majority of such claims in the U.S. since they are either at an early stage or considered only reasonably possible losses, and therefore no provision has been recorded in connection therewith.

On October 26, 2026, the jury rendered a verdict in one such case brought in the Superior Court of California, Dennys Rene Rivas-Williams v. A&A Granite Marble, et al. The jury found the Company liable and awarded the plaintiff approximately $67.3 million in damages. The Company was apportioned 69.1% of the fault, or approximately $46.8 million, if assessed without modification.

The Company strongly disagrees with the jury’s verdict. It believes the verdict is not supported by the facts of the case or the applicable law, including the fault attributable to the plaintiff’s employer, and that the trial included significant legal errors and will consider its available post-trial remedies.

The jury verdict has created significant uncertainty regarding the Company’s financial condition and prospects and raises substantial doubt about its ability to continue as a going concern in the ordinary course. The Company is evaluating the impact of the verdict on its business, results of operations, liquidity and financial condition and is considering its alternatives.

During October, the Company resolved additional claims in California. Prior verdicts remain under appeal.

In addition, the Company and certain of its insurers in the U.S. are in litigation to determine coverage, and therefore there is no assurance as to the availability of coverage under the Company’s insurance policies. The Company intends to continue to vigorously defend these claims and to continue to seek its rights to coverage.

As of September 30, 2026, the Company recorded a provision of $105.5 million, representing its best estimate of probable and reasonably estimable losses associated with legal proceedings. As of September 30, 2026 the Company recorded $13.6 million of insurance receivables related to claims in Israel and Australia.

Additional information related to legal proceedings can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2025.

Webcast and Conference Call Details

The Company will host a webcast and conference call today at 8:30 a.m. ET to discuss the results. The live webcast can be accessed through the Investor Relations section of the Company’s website at ir.caesarstone.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally, by dialing 1-833-816-1463 and 1-412-542-4167, respectively. The toll-free Israeli number is +972 3-374-1008. Upon dialing in, please request to join the Caesarstone Third Quarter 2026 Earnings Conference Call.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter pass code 10212506. The replay will be available beginning at 12:30 p.m. ET on Wednesday, November 11, 2026 and will last through 11:59 p.m. ET on Wednesday, November 18, 2026.

About Caesarstone

Caesarstone is a global leader of premium surfaces, specializing in countertops that create dynamic spaces of inspiration in the heart of the home. Established in 1987, its multi-material portfolio of over 100 colors combines the company’s innovative technology with its powerful design passion. Spearheading high-quality, sustainable surfaces, Caesarstone delivers functional resilience with timeless beauty, for a vast range of applications, including kitchen countertops, bathroom vanities, and more, for indoor and outdoor spaces.

Since it pioneered quartz countertops over thirty years ago, the brand has expanded into porcelain and natural stone and is on the ground in more than 50 countries worldwide while enhancing customer experience through the expansion of groundbreaking digital platforms & services. More information on Caesarstone: caesarstoneus.com, Facebook, LinkedIn and Instagram

The Company has filed its annual report on Form 20-F for the year ended December 31, 2025 with the U.S. securities and exchange commission (“SEC”) and can be accessed on its website.

Non-GAAP Financial Measures

The non-GAAP measures presented by the Company should be considered in addition to, and not as a substitute for, comparable GAAP measures. Reconciliations of GAAP gross profit to Adjusted gross profit, GAAP net income (loss) to Adjusted net income (loss) and net income (loss) to Adjusted EBITDA are provided in the schedules to this release. To calculate revenues growth rates that exclude the impact of changes in foreign currency exchange rates, the Company converts actual reported results from local currency to U.S. dollars using constant foreign currency exchange rates in the current and comparable period. The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company's core business and management uses the non-GAAP measures internally to evaluate the Company's ongoing performance. Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company's operating performance.

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “goals," “intend,” “seek,” “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include statements regarding the Company’s goals and plans, intentions, expectations, assumptions, goals and beliefs regarding the Company’s business. Actual results may differ materially from those projections and estimates due to various risks and uncertainties, both known or unknown. These factors include, but are not limited to: the effects of the global and regional economy and geo-politics on the Company’s business and operations including the length, duration and impact of the war in Israel, the Houthi’s disruption to the movement of goods in the Red Sea and trade disruptions such as Turkey’s decision not to trade with Israel; the outcome of silicosis and other bodily injury claims, including appeals and post-trial remedies, and the availability of relevant insurance; regulatory changes and requirements relating to the manufacturing and fabrication of our products; the outcome of our restructuring efforts, of the closure of the Sdot Yam and Richmond Hill Facilities, the estimated closure costs and the estimated potential savings relating to said closures, the ability to sell or sublease all or part of these facilities; our ability to effectively collaborate with production business partners; our R&D and product introduction efforts, managing constraints in the global supply chain and effectively procuring raw materials and goods as well as fluctuations in their price; our ability to mitigate the recently imposed U.S. customs tariffs; our ability to protect our brand, technology and intellectual property, as well as our freedom to operate; competitive pressures; disruptions to our information technology systems, fluctuations in currency exchange rates against the U.S. dollar; our ability to successfully integrate our acquisitions; our ability to meet ESG goals and targets; and other risks and uncertainties discussed under the sections "Risk Factors" and “Special Note Regarding Forward-Looking Statements and Risk Factor Summary” in our most recent annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 4, 2026, and in other documents filed by Caesarstone with the SEC, which are available free of charge at www.sec.gov. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations:

ICR, Inc. - Rodny Nacier

CSTE@icrinc.com

+1 (646) 200-8870

Caesarstone Ltd. and its subsidiaries Condensed consolidated balance sheets

	As of
U.S. dollars in thousands	September 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:

Cash and cash equivalents and short-term bank deposits	$50,707	$59,920
Trade receivables, net	49,003	48,292
Other accounts receivable and prepaid expenses	49,442	50,601
Inventories	79,408	94,275

Total current assets	228,560	253,088

LONG-TERM ASSETS:

Severance pay fund	971	1,245
Deferred tax assets, net	4,879	4,010
Long-term deposits and prepaid expenses	5,694	5,179
Operating lease right-of-use assets	86,654	104,774
Property, plant and equipment, net (*)	25,439	30,146

Total long-term assets	123,637	145,354

Total assets	$352,197	$398,442

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Short-term bank credit and other loans	$-	$2,853
Trade payables	43,555	37,779
Related parties	179	247
Short term legal settlements and loss contingencies	97,025	38,577
Accrued expenses and other liabilities	61,163	58,718

Total current liabilities	201,922	138,174

LONG-TERM LIABILITIES:

Legal settlements and loss contingencies long-term and other liabilities	8,596	8,735
Deferred tax liabilities, net	1,979	2,168
Long-term lease liabilities	89,901	106,377
Accrued severance pay	2,393	2,886
Long-term warranty provision	819	889

Total long-term liabilities	103,688	121,055

EQUITY:

Ordinary shares	371	371
Treasury shares - at cost	(39,430)	(39,430)
Additional paid-in capital	168,109	167,700
Capital fund related to non-controlling interest	(5,587)	(5,587)
Accumulated other comprehensive income (loss), net	(11,180)	(10,874)
Retained earnings	(65,696)	27,033

Total equity	46,587	139,213

Total liabilities and equity	$352,197	$398,442

Caesarstone Ltd. and its subsidiaries Condensed consolidated statements of income (loss)

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

Revenues	$96,269	$102,112	$281,531	$302,793
Cost of revenues	71,784	84,477	214,066	244,121

Gross profit	24,485	17,635	67,465	58,672

Operating expenses:
Research and development	1,273	1,589	3,942	4,313
Sales and Marketing	16,885	18,816	52,780	59,231
General and administrative	9,615	9,266	30,225	29,105
Restructuring expenses (*)	(1,834)	14	(2,815)	46
Impairment expenses (**)	-	-	5,800	-
Legal settlements and loss contingencies, net	55,483	3,976	64,068	9,378

Total operating expenses	81,422	33,661	154,000	102,073

Operating loss	(56,937)	(16,026)	(86,535)	(43,401)
Finance expenses (income), net	(1,249)	1,767	4,927	5,019

Loss before taxes	(55,688)	(17,793)	(91,462)	(48,420)
Tax expenses, net	372	294	1,267	1,403

Net loss	$(56,060)	$(18,087)	$(92,729)	$(49,823)

Net loss attributable to non-controlling interest	-	(10)	-	292

Net loss attributable to controlling interest	$(56,060)	$(18,097)	$(92,729)	$(49,531)
Basic net loss per ordinary share	$(1.62)	$(0.52)	$(2.68)	$(1.43)
Diluted net loss per ordinary share	$(1.62)	$(0.52)	$(2.68)	$(1.43)
Weighted average number of ordinary shares used in computing basic loss per ordinary share	34,584,692	34,564,909	34,581,931	34,565,725
Weighted average number of ordinary shares used in computing diluted loss per ordinary share	34,584,692	34,564,909	34,581,931	34,565,725

(*) Related to closed plants.
(**) Impairment related to long lived and held for sale assets.

Caesarstone Ltd. and its subsidiaries Selected Condensed consolidated statements of cash flows

	Nine months ended September 30,
U.S. dollars in thousands	2026	2025
	(Unaudited)
Cash flows from operating activities:

Net loss	$(92,729)	$(49,823)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,915	10,430
Share-based compensation expense	409	959
Accrued severance pay, net	(213)	129
Changes in deferred tax, net	(796)	(1,117)
Capital (gain) loss	(24)	1
Legal settlements and loss contingencies, net	64,068	9,378
Increase in trade receivables	(832)	(6,323)
Decrease in other accounts receivable and prepaid expenses	3,690	2,875
Decrease in inventories	14,614	10,878
Increase (decrease) in trade payables	1,351	(4,852)
Increase (decrease) in warranty provision	(82)	149
Changes in right of use assets	16,197	382
Changes in lease liabilities	(16,800)	4,001
Decrease in accrued expenses and other liabilities including related parties	(1,825)	(4,966)
Restructuring expenses and Impairment related to long lived assets	2,985	46
Net cash used in operating activities	(5,072)	(27,853)

Cash flows from investing activities:

Purchase of property, plant and equipment	(1,422)	(8,249)
Proceeds from sale of property, plant and equipment	88	208
Decrease (increase) in long term deposits	(477)	(85)

Net cash used in investing activities	(1,811)	(8,126)

Cash flows from financing activities:

Changes in short-term bank credits and long-term loans, including related parties	(2,280)	(1,792)
Net cash used in financing activities	(2,280)	(1,792)

Effect of exchange rate differences on cash and cash equivalents	(50)	760

Increase (decrease) in cash and cash equivalents and short-term bank deposits	(9,213)	(37,011)
Cash and cash equivalents and short-term bank deposits at beginning of the period	59,920	106,336

Cash and cash equivalents and short-term bank deposits at end of the period	$50,707	$69,325

Non - cash investing:
Changes in trade payables balances related to purchase of fixed assets	(311)	709

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Reconciliation of Gross profit to Adjusted Gross profit:
Gross profit	$24,485	$17,635	$67,465	$58,672
Share-based compensation expense (a)	17	16	27	37
Amortization of assets related to acquisitions	63	67	190	204
Residual operating expenses (income) related to closed plants after closing	1,305	95	3,868	211
Other non recuring items (b)	-	(152)	1,099	(456)
Adjusted Gross profit (Non-GAAP)	$25,870	$17,661	$72,649	$58,668

(a)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(b)	Non recurring items related mainly to restructuring.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	$(56,060)	$(18,087)	$(92,729)	$(49,823)
Finance expenses (income), net	(1,249)	1,767	4,927	5,019
Taxes on income, net	372	294	1,267	1,403
Depreciation and amortization	1,539	3,603	4,915	10,886
Legal settlements and loss contingencies, net (a)	55,483	3,976	64,068	9,378
Share-based compensation expense (b)	187	271	408	959
Restructuring expense (gain), net (c)	(1,834)	14	(2,815)	46
Impairment expenses (d)	-	-	5,800	-
Residual operating expenses related to closed plants after closing	1,434	380	4,451	1,172
Other non recuring items (e)	-	(152)	1,099	(456)
Adjusted EBITDA (Non-GAAP)	$(128)	$(7,934)	$(8,609)	$(21,416)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Related to closed plants activities.
(d)	Impairment related to long lived and held for sale assets.
(e)	Non recurring items related mainly to restructuring.

Caesarstone Ltd. and its subsidiaries

	Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands (except per share data)	2026	2025	2026	2025
	(Unaudited)		(Unaudited)
Reconciliation of net loss attributable to controlling interest to adjusted net loss attributable to controlling interest:
Net loss attributable to controlling interest	$(56,060)	$(18,097)	$(92,729)	$(49,531)
Legal settlements and loss contingencies, net (a)	55,483	3,976	64,068	9,378
Amortization of assets related to acquisitions, net of tax	45	108	135	329
Share-based compensation expense (b)	187	271	408	959
Non cash revaluation of lease liabilities (c)	(1,351)	(332)	2,333	2,418
Restructuring expenses (d)	(1,834)	14	(2,815)	46
Impairment expenses (e)	-	-	5,800	-
Residual operating expenses related to closed plants after closing	1,434	380	4,451	1,172
Other non recurring items (f)	-	(152)	1,099	(456)
Total adjustments	53,964	4,265	75,479	13,846
Less tax on non-tax adjustments (g)	(507)	(54)	(1,046)	(401)
Total adjustments after tax	54,471	4,319	76,525	14,247

Adjusted net loss attributable to controlling interest (Non-GAAP)	$(1,589)	$(13,778)	$(16,204)	$(35,284)
Adjusted loss per share (h)	$(0.05)	$(0.40)	$(0.47)	$(1.02)

(a)	Consists primarily of legal settlements expenses and loss contingencies, net, related to product liability claims.
(b)	Share-based compensation includes expenses related to stock options and restricted stock units granted to employees and directors of the Company.
(c)	Exchange rate differences deriving from revaluation of lease contracts in accordance with FASB ASC 842.
(d)	Related to closed plants activities.
(e)	Impairment related to long lived and held for sale assets.
(f)	Non recurring items related mainly to restructuring.
(g)	Tax adjustments for the three and nine months ended September 30, 2026 and 2025, based on the effective tax rates.
(h)	In calculating adjusted (Non-GAAP) loss per share, the diluted weighted average number of shares outstanding excludes the effects of share-based compensation expense in accordance with FASB ASC 718.

Caesarstone Ltd. and its subsidiaries
Geographic breakdown of revenues by region

	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
U.S. dollars in thousands	2026	2025	2026	2025
	(Unaudited)		(Unaudited)	(Unaudited)	YoY % change	YoY % change CCB	YoY % change	YoY % change CCB

USA	$38,787	$46,688	$121,427	$145,465	(16.9)%	(16.9)%	(16.5)%	(16.5)%
Canada	12,248	12,542	35,276	40,908	(2.3)%	(0.7)%	(13.8)%	(14.6)%
Latin America	230	322	595	805	(28.6)%	(38.7)%	(26.1)%	(35.4)%
America's	51,265	59,552	157,298	187,178	(13.9)%	(13.6)%	(16.0)%	(16.2)%

Australia	22,357	18,480	59,756	48,965	21.0%	12.2%	22.0%	11.2%
Asia	4,426	4,788	11,542	12,877	(7.6)%	(3.4)%	(10.4)%	(7.0)%
APAC	26,783	23,268	71,298	61,842	15.1%	9.0%	15.3%	7.4%

EMEA	13,425	13,533	38,834	39,847	(0.8)%	0.8%	(2.5)%	(6.3)%

Israel	4,796	5,759	14,101	13,926	(16.7)%	(24.9)%	1.3%	(12.5)%

Total Revenues	$96,269	$102,112	$281,531	$302,793	(5.7)%	(7.2)%	(7.0)%	(9.9)%